CONSENT OF STEPHEN P. ANTONY

The undersigned hereby consents to: (i) the filing of the written disclosure of scientific and technical information regarding the properties of Energy Fuels Inc. (the “Company”) in (a) the Company’s Management Discussion and Analysis for the period ended December 31, 2013 (the “MD&A”) filed with the Form 40-F Annual Report of the Company for the period ended December 31, 2013, and any amendments thereto (the “Form 40-F”), filed with the United States Securities and Exchange Commission, and (b) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein (the “Circular”); and (ii) the incorporation by reference of such disclosure into (a) the Company’s Form S-8 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “S-8”), and (b) the Company’s Form F-10 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “F-10”).

I also consent to: (i) the use of my name in the MD&A, the Circular, the F-10 and the Form 40-F; (ii) the incorporation by reference of the Form 40-F, and the MD&A into the S-8; and (iii) the incorporation by reference of the Form 40-F, the MD&A and the Circular into the F-10.

/s/ Stephen P. Antony
Name: Stephen P. Antony, P.E.
Title: President and Chief Executive
Officer, Energy Fuels Inc.

Date: March 28, 2014